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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



Application/Declaration                             CERTIFICATE PURSUANT TO RULE
of Vermont Yankee Nuclear Power                     24 UNDER THE PUBLIC UTILITY
Corporation on Form U-1 File                        HOLDING COMPANY ACT OF 1935
No. 70-10104



      Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Vermont Yankee Nuclear Power Corporation ("Vermont Yankee") certifies that, as described in the Application/Declaration on Form U-1 in File No. 70-10104, as amended (the "Application"), which was allowed to become effective by order of the Commission in Pubic Utility Holding Company Act Release No. 35-27677 (May 13, 2003) (the "Order"), on October 27, 2003 Vermont Yankee paid dividends out of capital in an aggregate amount of $42,998,475.52. The dividends were paid to the owners of Vermont Yankee's common stock as of October 15, 2003 pro rata according to each owner's percentage ownership of Vermont Yankee's common stock.

      Vermont Yankee further certifies that such payment of dividends has been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and the Order. Pursuant to paragraph F.(2) of the Instructions as to Exhibits for Form U-1, because the transactions described in the Application will be consummated in several steps or installments, the "past tense" opinion of counsel shall be filed at the conclusion of the last such step or installment.



                                      F-2-1
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                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                       VERMONT YANKEE NUCLEAR POWER CORPORATION

                                       By  /s/ John Boguslawski
                                           -----------------------
                                           Name:  John Boguslawski
                                           Title: Vice President and Controller

Dated: November 5, 2003


                                      F-2-2